SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 8, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on October 8, 2004

PRESS RELEASE

Amsterdam, Munich, Toronto (ON)
October 8, 2004

ING TO ACQUIRE ALLIANZ OF CANADA
ALLIANZ TO KEEP ALLIANZ GLOBAL RISKS (AGR) IN CANADA

ING Group and Allianz Group announced today that ING Canada has concluded a definitive share purchase agreement for the acquisition of Allianz’s property and casualty (P&C) insurance operations in Canada.

Under the terms of the agreement, ING will acquire Allianz of Canada Inc. and its subsidiaries Allianz Insurance Company of Canada, group insurer Trafalgar Insurance Company of Canada as well as Canada Brokerlink, a network of insurance brokerages operating in Ontario and Alberta. Allianz will however retain its Canadian industrial lines business, which is part of Allianz Global Risks (AGR). These transactions will be subject to regulatory approvals.

As a result of the acquisition, ING’s gross written premiums in Canada will increase by approximately CDN$ 600 million to reach more than CDN$ 4 billion. ING will also expand its network of independent distribution partners. More than 800 employees from Allianz Canada will transfer to ING, which currently has a workforce of more than 5,600 employees across the country. Also involved in the transaction are Canada Brokerlink’s 525 employees.

The Allianz acquisition with its portfolio of personal and small to medium commercial lines business reinforces ING’s position in its preferred segments of the market. “The acquisition allows us to continue expanding our activities within the P&C insurance industry, especially in Ontario and Alberta”, said Claude Dussault, President and Chief Executive Officer of ING Canada. “As we increase the scale of our activities, we will also be in a better position, in collaboration with our distribution partners, to improve our offering of innovative solutions to consumers.”

“With its solid performance, ING Canada continues to be the leading provider of P&C insurance in Canada. Its past success and future growth potential were decisive factors in the decision to grow our market share in Canada”, said Fred Hubbell, Member of the Executive Board of ING Group and responsible for Insurance Americas.

“This transaction enables Allianz to achieve two objectives. In selling our Canadian personal lines, some of the commercial lines operations and the brokerage business, we stick to our strategy to focus on core business and markets and to reduce complexity. Secondly, retaining the industrial lines operations will allow us to successfully support Canadian and international clients of Allianz Global Risks,” explained Jan Carendi, Board Member of Allianz AG, responsible for the Americas.

Amsterdam-based ING Group is a global financial institution offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. In Canada, ING is the leading provider of property and casualty insurance with projected premiums of approximately CDN$3.6 billion in 2004. Assets at the end of last year amounted to CDN$7.6 billion. ING Canada offers its insurance products and solutions through ING Insurance, ING Novex, BELAIRdirect and Nordique.

Allianz Group, with its head office in Munich, is present in over 70 countries providing its customers worldwide with a comprehensive range of services in the areas of property and casualty insurance, life and health insurance, asset management and banking. Allianz Canada is the 13th largest property and casualty insurance company in the country with premiums of CDN$898 million and CDN$1.9 billion in assets.

MEDIA ADVISORY

Mr. Claude Dussault, President and CEO of ING Canada, and Roger Randall, President and CEO of Allianz Canada, will hold a media briefing later today to discuss the details of the announcement.

Time: Date: Location:	2:00 p.m. EDT October 8, 2004 Osgoode Room, 3rd floor, Hilton Toronto, 145 Richmond Street West, Toronto

Media representatives may also join the briefing session by telephone:

Toll-free from North America Toll-free from Europe Others	1-800-796-7558 00 800 0022 8228 1 416 640 4127

An audio replay of the briefing will be available until October 13 at the following numbers:

Toronto: Toll-free: Passcode:	416 640 1917 1-877-289-8525 21096668#

FOR MORE INFORMATION

Frank van der Voort Corporate Communications ING Group, Amsterdam +31 20 541 5469 www.ing.com/group	Dr Armin Guhl Group Communications Allianz AG, Munich +49.89.3800-2628 www.allianzgroup.com/news

Gilles Gratton Corporate Communications ING Canada 416 217 7206 www.INGcanada.com	Rhonda Lawson Corporate Communications Allianz Canada 416 227 7981 www.allianz.ca

These assessments are, as always, subject to the disclaimer provided below.

ALLIANZ

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words ‘may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue’ and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained herein.

ING

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: October 8, 2004